Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

2500 Park Place, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

Item 2.	Date of Material Change

January 13, 2021

Item 3.	News Release

A news release with respect to the material change, a copy of which is attached hereto as Schedule “A”, was disseminated by the Company on January 14, 2021 through Business Wire.

Item 4.	Summary of Material Change

On January 13, 2021, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Bluma Wellness Inc. (“Bluma”) pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Bluma (the “Bluma Shares”) pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Item 5.1	Full Description of Material Change

On January 13, 2021, the Company and Bluma entered into the Arrangement Agreement pursuant to which the Company will acquire all of the Bluma Shares in a transaction that values Bluma at an equity value of approximately US$213 million. Under the terms of the Arrangement Agreement, holders of Bluma Shares will receive 0.0859 of a subordinate voting share of the Company (the “Cresco Shares”) for each Bluma Share held, subject to adjustment (the “Exchange Ratio”). The Exchange Ratio implies a price per Bluma Share of approximately US$1.12, and is subject to adjustment in the following circumstances: (i) if the 5- day volume weighted average price of Cresco Shares immediately preceding the 2nd business day prior to the closing of the Arrangement (the “Cresco Closing Price”) is below US$9.99 but greater than US$7.00, the Exchange Ratio per Bluma Share will be calculated as US$0.86 divided by the Cresco Closing Price; and (ii) if the Cresco Closing Price is less than or equal to US$7.00, the Exchange Ratio will be fixed at 0.1229 Cresco Shares for each Bluma Share.

The Arrangement requires the approval of the holders of Bluma Shares (the “Bluma Shareholders”) at a special meeting expected to be held in March 2021. Bluma Shareholders holding approximately 40% in aggregate of Bluma Shares have executed voting and support agreements in favor of the Arrangement, and certain Bluma Shareholders will also agree not to transfer a portion of their resulting Cresco Shares for a period of up to eight months following closing of the Arrangement.

In addition to the approval of Bluma Shareholders, the Arrangement is subject to approval of the Canadian Securities Exchange, the Supreme Court of British Columbia, and certain other regulatory approvals. Subject to the receipt of all necessary approvals and the satisfaction or waiver of other closing conditions, the Arrangement is expected to be completed by the start of the second quarter of 2021.

The Arrangement Agreement contains customary representations, warranties and covenants for a transaction of this type, including a termination fee in the amount of US$7.5 million payable by Bluma in the event that the Arrangement is terminated in certain circumstances.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

\Item 9.	Date of Report

January 19, 2021

Schedule “A”

See attached.

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc.

The Company will now have meaningful operations in all 7 cannabis markets that fall within the top 10 most populated states in the U.S.

January 14, 2021 07:45 AM Eastern Standard Time

CHICAGO—(BUSINESS WIRE)—Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or “the Company”), one of the largest vertically integrated, multistate cannabis operators in the United States, and Bluma Wellness Inc. (CSE: BWEL.U) (OTCQX:BMWLF) (“Bluma”), a vertically integrated operator in Florida, announced today they have entered into a definitive agreement (the “Agreement”) pursuant to which Cresco Labs will acquire all of the issued and outstanding shares of Bluma (“Bluma Shares”) in an all-share transaction that values Bluma at an equity value of US$213 million (the “Transaction”).

“Our strategy at Cresco Labs is to build the most strategic geographic footprint possible and achieve material market positions in each of our states. With Florida, we will have a meaningful presence in all 7 of the 10 most populated states in the country with cannabis programs – an incredibly strategic and valuable footprint by any definition. We recognize the importance of the Florida market and the importance of entering Florida in a thoughtful way – we identified Bluma as having the right tools and key advantages for growth. Bluma is known for having best-in-class cultivation in the state of Florida, a differentiated retail experience and omnichannel offering with effective delivery, a clear pathway to scale and an incredible management team. We have a proven track record of integrating assets in strategic states, improving fundamentals, and amplifying operations to take share in the most competitive cannabis markets,” said Charles Bachtell, CEO of Cresco Labs. “In 2020, we demonstrated the growth and leverage that can be created by focusing only on the most strategic markets, executing high-quality cultivation at scale, and marrying it with a targeted, consumer-focused model of high-volume retail. In 2021, it’s rinse and repeat. We’re using the same playbook to go deeper in strategic states, including Florida – we look forward to bringing our Cresco Labs brands and our Sunnyside stores to the Sunshine State!”

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 1 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

“Bluma’s high-quality cultivation operations, scaled delivery platform, and strategic retail investments combined with Cresco Labs’ track record of execution and capital allocation creates the best path forward to accelerate growth for our business in Florida,” said Brady Cobb, CEO of Bluma. “Our vision for Bluma and One Plant Florida has always been to cultivate remarkable experiences through exceptional cannabis. Our management team took the responsibility to seriously assess potential partners and we’re thrilled to be joining an organization that aligns operationally and shares our passion for creating quality cannabis products.”

Bluma Highlights:

•	Bluma Wellness, under its operating subsidiary “One Plant Florida”, has 7 strategically located dispensaries with 8 more locations under legal control and planned to open.

•	One Plant stores rank 2nd highest in per-store sales of smokable flower in Florida.

•	One Plant stores derive 15% of revenue from home delivery (among the highest in Florida).

•	54,000 sq. ft. of cultivation space (with planned expansion of cultivation capacity, processing lab, and edibles kitchen).

•	One Plant dispensaries act as delivery hubs supporting the fleet of 15 delivery vehicles offering 24-48 hour statewide service.

Florida Market Highlights:

•	3rd most populous state in the U.S. with 21.7 million people[1].

•	2nd largest growth of state residents in the U.S. in 2020[1].

•	Over 450,000 registered patients in the medical program[2].

•	A regulatory environment that offers a margin profile through forced vertical integration that is immediately accretive to Cresco Labs’ overall business.

•	Significant future growth potential once adult use and/or wholesale sales are introduced.

Financial and Legal Advisors

Cowen is acting as financial advisor to Cresco Labs and provided a fairness opinion to the Company’s board of directors. Bennett Jones LLP is acting as legal advisor to Cresco Labs.

Clarus Securities Inc. and INFOR Financial Inc. are acting as financial advisors to Bluma and each provided a fairness opinion to the board of directors of Bluma. Gowling WLG (Canada) LLP is acting as legal advisor to Bluma.

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 2 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

Terms

Under the terms of the Transaction, shareholders of Bluma will receive 0.0859 of a subordinate voting share of Cresco Labs (“Cresco Shares”) for each Bluma Share held (the “Exchange Ratio”), subject to adjustment as described below. The Exchange Ratio implies a price per Bluma Share of approximately US$1.12, representing a premium of approximately 29% based on the closing price of Bluma Shares on the CSE as of January 13, 2021. The Transaction will be completed by way of plan of arrangement under the Business Corporations Act (British Columbia). The Exchange Ratio is subject to adjustment in the following circumstances: (i) if the 5-day volume weighted average price of Cresco Shares immediately preceding the 2nd business day prior to the closing of the Transaction (the “Cresco Closing Price”) is below US$9.99 but greater than US$7.00, the Exchange Ratio per Bluma Share will be calculated as US$0.86 divided by the Cresco Closing Price; and (ii) if the Cresco Closing Price is less than or equal to US$7.00, the Exchange Ratio will be fixed at 0.1229 Cresco Shares for each Bluma Share.

The Transaction is subject to, among other things, the approval of Bluma shareholders at a special meeting (the “Special Meeting”), and receipt of all required CSE, regulatory and court approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Additional details of the Transaction will be provided to Bluma shareholders in an information circular to be mailed in connection with the Special Meeting. It is currently anticipated that, subject to receipt of all required approvals, the Transaction will be completed by the start of the second quarter of 2021.

Recommendation of Bluma Board

The board of directors of Bluma formed a special committee of independent members (the “Special Committee”) to review and recommend the approval of the Transaction by the board of directors. The Special Committee obtained fairness opinions from each of INFOR Financial Inc. and Clarus Securities Inc. stating that, as of the date of the opinions and subject to the assumptions and limitations contained in such opinions, the consideration to be received by holders of Bluma Shares pursuant to the Transaction is fair, from a financial point of view, to the holders of Bluma Shares. Based on the advice and recommendation of the Special Committee, the board of directors of Bluma determined that the Transaction is fair to the shareholders of Bluma, that the Transaction is in the best interests of Bluma and unanimously recommends that Bluma shareholders vote in favor of the resolution to approve the Transaction at the Special Meeting. Shareholders of Bluma holding approximately 40% in aggregate of Bluma Shares have executed voting and support agreements in favor of the Transaction. Certain Bluma shareholders will also agree not to transfer a portion of their resulting Cresco Shares for up to an eight-month period following closing of the Transaction.

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted brands including Cresco, Remedi, High Supply, Cresco Reserve, Good News, Wonder Wellness, FloraCal Farms and Mindy’s Chef Led Artisanal Edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at CrescoLabs.com.

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 3 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

About Bluma Wellness Inc.

Bluma Wellness Inc. owns and operates a vertically-integrated, licensed medical cannabis company in the State of Florida doing business as “One Plant Florida.” One Plant Florida cultivates, processes, dispenses and retails medical cannabis to qualified patients in the State of Florida through multiple retail dispensaries and an innovative next-day door-to-door e-commerce home delivery service, thereby offering convenient access for its customers and meeting the demands of an evolving retail landscape. Bluma Wellness plans to continue expanding its cultivation and distribution operations as the Florida market grows and may enter into other US states where the production, distribution and use of cannabis is permitted under state law.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward- looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s and Bluma’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the control of the Company and Bluma. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms.

The forward-looking information and forward-looking statements in this press release includes statements about: the timing and completion of the Transaction and the acquisition of all of the issued and outstanding Bluma Shares, the timing and anticipated receipt of required regulatory, court and shareholder approvals for the Transaction and other customary closing conditions; the anticipated benefits of the Transaction, including the corporate, operational and financial benefits, the parties’ strategic plans and expansion and expectations regarding the growth of the Florida cannabis market.

Developing forward-looking information and forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and Bluma and others that apply to the industry generally. Such assumptions include but are not limited to the ability of the combined entity to execute its business plan, the continued growth of the cannabis market in those U.S. states where the cultivation, distribution and use of medical or recreational cannabis is legal and in particular, in the State of Florida, that any changes in US federal or state laws will not adversely affect the businesses or operations of the parties and the ability of the Company to successfully integrate Bluma into its operations.

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 4 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

The forward-looking information and forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Such factors include, but are not limited to:

•	the ability of the Company and Bluma to receive, in a timely manner, the necessary regulatory, court, shareholder, stock exchange and other third-party approvals to consummate the Transaction;

•	the ability of the Company and Bluma to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the definitive arrangement agreement and other agreements, including the support agreements, or at all;

•	the ability of the Company to realize the anticipated benefits of the Transaction and the timing thereof;

•	the consequences of not completing the Transaction, including the volatility of the share prices of the Company and Bluma;

•	negative reactions from the investment community and the required payment of certain costs related to the Transaction;

•	actions taken by government entities or others seeking to prevent or alter the terms of the Transaction;

•	potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Transaction by tax authorities;

•	the focus of management’s time and attention of both the Company and Bluma on the Transaction and other disruptions arising from the Transaction;

•

a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses;

•	the success of new COVID-19 workplace policies and the ability of people to return to workplaces;

•	risks relating to cannabis being illegal under US federal law and risks of US federal enforcement actions related to cannabis activities;

•	negative changes in the political environment or in the regulation of medical cannabis in the State of Florida;

•	negative shifts in public opinion and perception of the cannabis industry and cannabis consumption;

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 5 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

•	risks of product liability and other safety-related liability as a result of usage of the Company’s or Bluma’s cannabis products;

•	the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•	crop failures;

•	litigation;

•	currency fluctuations;

•	increasing competition; and

•	loss of key management and/or employees.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking information and forward-looking statements contained in this press release are made as of the date hereof. Except as required by applicable securities law, the Company and Bluma undertake no obligation to update publicly or otherwise revise any forward-looking information or forward-looking statements or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 3, 2019 to its short form base shelf prospectus dated July 25, 2019.

1	https://www.census.gov/programs-surveys/popest/technical-documentation/research/evaluation-estimates.html
2	https://s27415.pcdn.co/wp-content/uploads/ommu_updates/2021/010821-OMMU-Weekly-Update.pdf

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications officer

press@crescolabs.com

Investors:

Jake Graves

Investor Relations

investors@crescolabs.com

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 6 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Bluma Contacts

Brady Cobb

Chief Executive Officer

Brady@oneplant.us

Daniel Nussbaum

AMW PR

Daniel@amwpr.com

Gov. Cuomo’s call for the legalization of adult-use cannabis in the state of New York will have a transformational impact on the state’s constituents, creating opportunities for those impacted by the War on Drugs and ensuring that cannabis develops into a responsible industry.

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 7 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 8 of 9

Cresco Labs to Expand Into Florida Through Acquisition of Bluma Wellness Inc. | Business Wire	1/14/21, 8:25 AM

https://www.businesswire.com/news/home/20210114005381/en/Cresco-Labs-to-Expand-Into-Florida-Through-Acquisition-of-Bluma-Wellness-Inc.	Page 9 of 9